Exhibit 99.1

CureVac Appoints Thaminda Ramanayake as New Chief Business Officer

•	Mr. Ramanayake brings more than fifteen years of experience in biopharma company development and deal-making

•	Strong track record of successful clinical collaborations, M&A, asset in-licensing and strategic financing initiatives across multiple therapeutic areas

TÜBINGEN, Germany/BOSTON, USA – April 24, 2024 — CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that Thaminda Ramanayake has been appointed to the role of Chief Business Officer, effective June 1, 2024.

“Thaminda’s extensive experience in advancing corporate strategy, business development and strengthening strategic partnerships in specific areas will be a tremendous asset to CureVac as we work to progress best-in-class mRNA vaccines and medicines across multiple therapeutic areas,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “Mr. Ramanayake is an accomplished strategist whose distinctive leadership and advisory expertise will make him an essential thought partner in accelerating the development of impactful infectious disease, oncology and molecular therapies.”

Mr. Ramanayake has built a strong track record of successful clinical collaborations, M&A, asset in-licensing and strategic financing initiatives over more than 15 years of biopharma development and deal-making. He joins CureVac from Affini-T Therapeutics, where he served as Chief Business Officer and was responsible for creating the company’s business development organization. He previously served as Vice President and Global Head of Business Development in Oncology at Sanofi, where he established the Clinical Trial Supply Agreement Center of Excellence and negotiated collaborations valued in the hundreds of millions to billions of dollars. He also held positions at BioMarin Pharmaceuticals where he in-licensed numerous gene therapy and oligonucleotide-based assets in hearing loss, cardiology, neurology and other therapeutic areas, and at Amgen, where he negotiated a number of international commercialization agreements.

With an educational background in both immunology and business, Mr. Ramanayake began his career as a scientist at Johnson & Johnson and later held a succession of Wall Street business development and consulting roles. He holds a master’s degree in immunology from the University of Rochester Strong Medical Center and completed an MBA in Finance at the University of Rochester Simon School of Business. He holds a bachelor’s degree in cellular, molecular and systems biology from Berea College.

“With promising data accumulating in CureVac’s vaccine programs and the first clinical results in oncology anticipated later this year, it is an exciting time to join this pioneering team,” said Mr. Ramanayake. “My career has centered on immunology and oncology, so I have an immense appreciation for the decades of research CureVac has contributed to the mRNA field. One of the benefits of mRNA is its potential to deliver transformative medicines widely and equitably, offering greater access compared to other modalities. CureVac combines industry-shaping technology and outstanding talent, and I look forward to contributing to the company’s mission to use therapeutic mRNA to transform people and patients’ lives.”

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

M: +49 151 14 115247

patrick.perez@curevac.com

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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